Exhibit 3.8

CERTIFICATE OF AMENDMENT TO
ARTICLES OF INCORPORATION
OF
OPTIONS MEDIA GROUP HOLDINGS, INC.

(Continued)

The total number of shares of Common Stock that the Corporation shall have authority to issue is one billion five hundred million (1,500,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares.  The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof.  The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.